UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number 001-14622

CGG

(Translation of registrant’s name into English)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.

These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	the impact of the current economic and credit environment and oil and natural gas prices;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	the risks associated with activities operated through joint ventures in which we hold a minority interest;

•	any write-downs of goodwill on our statement of financial position;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the impact of fluctuations in fuel costs on our marine acquisition business;

•	the weight of intra-group production on our results of operations;

•	the timely development and acceptance of our new products and services;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	our ability to attract and retain qualified employees;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to delay or unilaterally terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	our ability to execute our Transformation Plan;

•	high level of fixed costs that are incurred regardless of business activity;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Certain of these risks are described in our annual report on Form 20-F for the year ended December 31, 2014 that we filed with the SEC on April 13, 2015, as amended by our Form 20-F/A that we filed with the SEC on July 30, 2015. Our annual report on Form 20-F is available on our website at www.cgg.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3831, sending an electronic message to invrelparis@cgg.com or invrelhouston@cgg.com or writing to CGG – Investor Relations Department, Tour Maine Montparnasse – 33, avenue du Maine – 75015 Paris, France.

Item 1: FINANCIAL STATEMENTS

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended September 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2015	2014
Operating revenues	469.8	693.9
Other income from ordinary activities	0.3	0.3
Total income from ordinary activities	470.1	694.2
Cost of operations	(404.4)	(570.7)
Gross profit	65.7	123.5
Research and development expenses, net	(16.9)	(23.9)
Marketing and selling expenses	(19.2)	(26.7)
General and administrative expenses	(23.4)	(34.7)
Other revenues (expenses), net	(969.3)	(51.9)
Operating income	(963.1)	(13.7)
Expenses related to financial debt	(44.2)	(45.2)
Income provided by cash and cash equivalents	0.4	0.4
Cost of financial debt, net	(43.8)	(44.8)
Other financial income (loss)	(5.9)	(4.8)
Income (loss) of consolidated companies before income taxes	(1,012.8)	(63.3)
Deferred taxes on currency translation	(0.6)	(9.1)
Other income taxes	(71.8)	(33.4)
Total income taxes	(72.4)	(42.5)
Net income (loss) from consolidated companies	(1,085.2)	(105.8)
Share of income (loss) in companies accounted for under equity method	10.8	(10.2)
Net income (loss)	(1,074.4)	(116.0)
Attributable to:
Owners of CGG SA	$(1,074.4)	(118.1)
Owners of CGG SA (1)	€(958.8)	(86.7)
Non-controlling interests	$—	2.1

Weighted average number of shares outstanding	177,065,192	177,065,192
Dilutive potential shares from stock-options	(2)	(2)
Dilutive potential shares from performance share plans	(2)	(2)
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	177,065,192	177,065,192
Net income (loss) per share
Basic	$(6.07)	(0.67)
Basic (1)	€(5.41)	(0.50)
Diluted	$(6.07)	(0.67)
Diluted (1)	€(5.41)	(0.50)

(1)	Corresponding to the nine months amount in euros less the half-year amount in euros.
(2)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Nine months ended September 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2015	2014
Operating revenues	1,511.9	2,189.2
Other income from ordinary activities	1.1	1.2
Total income from ordinary activities	1,513.0	2,190.4
Cost of operations	(1,318.1)	(1,800.9)
Gross profit	194.9	389.5
Research and development expenses, net	(64.4)	(77.9)
Marketing and selling expenses	(65.0)	(86.4)
General and administrative expenses	(73.4)	(113.9)
Other revenues (expenses), net	(984.1)	(276.4)
Operating income	(992.0)	(165.1)
Expenses related to financial debt	(134.8)	(156.1)
Income provided by cash and cash equivalents	1.4	1.3
Cost of financial debt, net	(133.4)	(154.8)
Other financial income (loss)	(9.5)	(49.2)
Income (loss) of consolidated companies before income taxes	(1,134.9)	(369.1)
Deferred taxes on currency translation	(1.8)	(13.3)
Other income taxes	(80.1)	(57.3)
Total income taxes	(81.9)	(70.6)
Net income (loss) from consolidated companies	(1,216.8)	(439.7)
Share of income (loss) in companies accounted for under equity method	27.0	(39.9)
Net income (loss)	(1,189.8)	(479.6)
Attributable to:
Owners of CGG SA	$(1,191.4)	(485.0)
Owners of CGG SA (1)	€(1,062.7)	(356.1)
Non-controlling interests	$1.6	5.4

Weighted average number of shares outstanding	177,065,192	176,958,659
Dilutive potential shares from stock-options	(2)	(2)
Dilutive potential shares from performance share plans	(2)	(2)
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	177,065,192	176,958,659
Net income (loss) per share
Basic	$(6.73)	(2.74)
Basic (1)	€(6.00)	(2.01)
Diluted	$(6.73)	(2.74)
Diluted (1)	€(6.00)	(2.01)

(1)	Converted at the average exchange rate of U.S.$1.1211 and U.S.$1.3618 per € for the periods ended September 30, 2015 and 2014, respectively.
(2)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Nine months ended September 30,
Amounts in millions of U.S.$	2015	2014
Net income (loss) from statements of operations	(1,189.8)	(479.6)
Other comprehensive income to be reclassified in profit (loss) in subsequent period:
Gain (loss) on cash flow hedges	0.9	(2.0)
Income taxes	(0.3)	0.7
Net gain (loss) on cash flow hedges	0.6	(1.3)
Gain (loss) on available-for-sale financial assets	(0.7)	—
Income taxes	—	—
Net gain (loss) on available-for-sale financial assets	(0.7)	—
Exchange differences on translation of foreign operations	(14.9)	(43.9)
Net other comprehensive income to be reclassified in profit (loss) in subsequent period (1)	(15.0)	(45.2)
Other comprehensive income not to be classified in profit (loss) in subsequent period:
Gain (loss) on actuarial changes on pension plan	(5.8)	(0.5)
Income taxes	2.0	0.2
Net gain (loss) on actuarial changes on pension plan	(3.8)	(0.3)
Net other comprehensive income not to be reclassified in profit (loss) in subsequent period (2)	(3.8)	(0.3)
Total other comprehensive income (loss) for the period, net of taxes (1) + (2)	(18.8)	(45.5)
Total comprehensive income (loss) for the period	(1,208.6)	(525.1)
Attributable to:
Owners of CGG SA	(1,208.1)	(530.1)
Non-controlling interests	(0.5)	5.0

C G G

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	September 30, 2015 (unaudited)	December 31, 2014
ASSETS
Cash and cash equivalents	335.4	359.1
Trade accounts and notes receivable, net	689.2	942.5
Inventories and work-in-progress, net	364.4	417.3
Income tax assets	115.1	145.9
Other current assets, net	93.8	126.5
Assets held for sale, net	36.5	38.3
Total current assets	1,634.4	2,029.6
Deferred tax assets	55.7	98.2
Investments and other financial assets, net	160.1	141.8
Investments in companies under equity method	166.0	137.7
Property, plant and equipment, net	947.0	1,238.2
Intangible assets, net	1,415.5	1,373.8
Goodwill, net	1,230.9	2,041.7
Total non-current assets	3,975.2	5,031.4
TOTAL ASSETS	5,609.6	7,061.0
LIABILITIES AND EQUITY
Bank overdrafts	0.9	2.9
Current portion of financial debt	84.6	75.7
Trade accounts and notes payable	294.5	444.2
Accrued payroll costs	161.4	222.5
Income taxes liability payable	37.4	72.2
Advance billings to customers	55.4	54.4
Provisions—current portion	92.2	106.0
Other current liabilities	120.5	231.8
Total current liabilities	846.9	1,209.7
Deferred tax liabilities	189.9	153.8
Provisions—non-current portion	168.5	220.3
Non-current portion of financial debt	2,787.6	2,700.3
Other non-current liabilities	20.5	30.7
Total non-current liabilities	3,166.5	3,105.1
Common stock 279,621,151 shares authorized and 177,065,192 shares with a €0.40 nominal value issued and outstanding at September 30, 2015 and 177,065,192 at December 31, 2014	92.8	92.8
Additional paid-in capital	1,409.7	3,180.4
Retained earnings	1,185.5	562.0
Other reserves	120.4	64.7
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to owners of CGG SA	(1,191.4)	(1,154.4)
Cumulative income and expense recognized directly in equity	(7.0)	(7.6)
Cumulative translation adjustment	(37.8)	(24.3)
Equity attributable to owners of CGG SA	1,551.6	2,693.0
Non-controlling interests	44.6	53.2
Total equity	1,596.2	2,746.2
TOTAL LIABILITIES AND EQUITY	5,609.6	7,061.0

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30,
Amounts in millions of U.S.$	2015	2014
OPERATING
Net income (loss)	(1,189.8)	(479.6)
Depreciation and amortization	1,216.5	467.7
Multi-client surveys depreciation and amortization	177.4	283.5
Depreciation and amortization capitalized to multi-client surveys	(61.7)	(106.0)
Variance on provisions	(55.5)	56.8
Stock based compensation expenses	1.5	6.4
Net gain (loss) on disposal of fixed assets	(0.8)	(5.2)
Equity income (loss) of investees	(27.0)	39.9
Dividends received from affiliates	5.1	30.7
Other non-cash items	(7.3)	46.7
Net cash including net cost of financial debt and income tax	58.4	340.9
Add back net cost of financial debt	133.4	154.8
Add back income tax expense	81.9	70.6
Net cash excluding net cost of financial debt and income tax	273.7	566.3
Income tax paid	(17.7)	(32.9)
Net cash before changes in working capital	256.0	533.4
- change in trade accounts and notes receivable	171.0	105.7
- change in inventories and work-in-progress	27.8	39.6
- change in other current assets	47.0	(3.8)
- change in trade accounts and notes payable	(137.3)	(86.0)
- change in other current liabilities	(86.5)	(84.2)
Impact of changes in exchange rate on financial items	12.0	12.1
Net cash provided by operating activities	290.0	516.8
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(112.8)	(239.2)
Investment in multi-client surveys, net cash	(218.4)	(482.1)
Proceeds from disposals of tangible and intangible assets	9.7	4.3
Total net proceeds from financial assets	4.4	1.2
Acquisition of investments, net of cash and cash equivalents acquired	(19.3)	(8.1)
Impact of changes in consolidation scope	—	—
Variation in loans granted	(21.6)	(4.0)
Variation in subsidies for capital expenditures	(0.6)	—
Variation in other non-current financial assets	3.1	(1.8)
Net cash used in investing activities	(355.5)	(729.7)
FINANCING
Repayment of long-term debts	(222.1)	(1,148.7)
Total issuance of long-term debts	396.3	1,251.8
Lease repayments	(6.1)	(6.6)
Change in short-term loans	(1.9)	(2.3)
Financial expenses paid	(101.4)	(89.1)
Net proceeds from capital increase
- from shareholders	—	0.1
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	(7.5)	(35.5)
Acquisition/disposal from treasury shares	—	—
Net cash provided by (used in) financing activities	57.3	(30.3)
Effects of exchange rates on cash	(15.5)	(4.8)
Impact of changes in consolidation scope	—	(30.0)
Net increase (decrease) in cash and cash equivalents	(23.7)	(278.0)
Cash and cash equivalents at beginning of year	359.1	530.0
Cash and cash equivalents at end of period	335.4	252.0

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity
Balance at January 1, 2014	176,890,866	92.7	3,180.4	575.1	(46.1)	(20.6)	(7.6)	26.0	3,799.9	90.2	3,890.1

Net gain (loss) on actuarial changes on pension plan (1)				(0.3)					(0.3)		(0.3)
Net gain (loss) on cash flow hedges (2)							(1.3)		(1.3)		(1.3)
Exchange differences on foreign currency translation (3)							0.8	(44.3)	(43.5)	(0.4)	(43.9)

Other comprehensive income (1)+(2)+(3)				(0.3)			(0.5)	(44.3)	(45.1)	(0.4)	(45.5)
Net income (4)				(485.0)					(485.0)	5.4	(479.6)

Comprehensive income (1)+(2)+(3)+(4)				(485.3)				(44.3)	(530.1)	5.0	(525.1)
Capital increase	174,326	0.1		(0.1)					—		—
Dividends									—	(7.5)	(7.5)
Cost of share-based payment				6.4					6.4		6.4
Exchange differences on foreign currency translation generated by the parent company					73.9				73.9		73.9
Reimbursement of convertible bonds, net of tax				(16.1)					(16.1)		(16.1)
Changes in consolidation scope and other				0.9					0.9	(18.5)	(17.6)
Balance at September 30, 2014	177,065,192	92.8	3,180.4	80.9	27.8	(20.6)	(8.1)	(18.3)	3,334.9	69.2	3,404.1

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity
Balance at January 1, 2015	177,065,192	92.8	3,180.4	(592.4)	64.7	(20.6)	(7.6)	(24.3)	2,693.0	53.2	2,746.2

Net gain (loss) on actuarial changes on pension plan (1)				(3.8)					(3.8)		(3.8)
Net gain (loss) on cash flow hedges (2)							0.6		0.6		0.6
Net gain (loss) on available-for-sale financial assets (3)							(0.7)		(0.7)		(0.7)
Exchange differences on foreign currency translation (4)							0.7	(13.5)	(12.8)	(2.1)	(14.9)

Other comprehensive income (1)+(2)+(3)+(4)				(3.8)			0.6	(13.5)	(16.7)	(2.1)	(18.8)
Net income (5)				(1,191.4)					(1,191.4)	1.6	(1,189.8)

Comprehensive income (1)+(2)+(3)+(4)+(5)				(1,195.2)			0.6	(13.5)	(1,208.1)	(0.5)	(1,208.6)
Dividends									—	(7.5)	(7.5)
Cost of share-based payment				1.9					1.9		1.9
Exchange differences on foreign currency translation generated by the parent company					55.7				55.7		55.7
Public exchange offer of convertible bonds, net of tax				8.5					8.5		8.5
Transfer to retained earnings of the parent company			(1,770.7)	1,770.7					—		—
Changes in consolidation scope and other				0.6					0.6	(0.6)	—
Balance at September 30, 2015	177,065,192	92.8	1,409.7	(5.9)	120.4	(20.6)	(7.0)	(37.8)	1,551.6	44.6	1,596.2

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CGG S.A. (“the Company”), along with its subsidiaries (together, the “Group”) is a global participant in the geophysical and geological services industry, providing a wide range of data acquisition, processing and interpretation services as well as related imaging and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim condensed consolidated financial statements have been prepared in accordance with IAS34 as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

These interim condensed consolidated financial statements have been authorized by the Audit Committee on November 2, 2015 for issue.

The interim condensed consolidated financial statements are presented in U.S. dollars and have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to the change in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.

Critical accounting policies

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of and for the year ended December 31, 2014 included in its report on Form 20-F for the year 2014 filed with the SEC on April 13, 2015.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2014, except for the adoption of the following new Standards and Interpretations:

•	Amendments to IAS 19 – Defined Benefit Plans: Employee Contributions

•	Annual Improvements (2010-2012)

•	Annual Improvements (2011-2013)

The adoption of these Standards and Interpretations had no impact on the Group’s interim financial statements.

At the date of issuance of these consolidated financial statements, the following Standards and Interpretations were issued but not yet adopted by the European Union and were thus not effective:

•	IFRS 9 Financial instrument – classification and valuation of financial assets

•	Annual improvements (2012-2014)

•	Amendment to IFRS 11—Acquisition of an interest in a joint operation

•	Amendments to IAS 16 & IAS 38—Clarification of Acceptable Methods of Depreciation and Amortization

•	IFRS 15—Revenue from Contracts with Customers

•	Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

•	Amendments to IAS 1 – Disclosure initiative

We are currently reviewing these standards and interpretations to measure their potential impact on our consolidated financial statements.

Use of judgment and estimates

Key judgments and estimates used in the financial statements are summarized in the following table:

Judgments and estimates	Key assumptions
Fair value of assets and liabilities acquired through purchase price allocation	Pattern used to determine the fair value of assets and liabilities

Recoverability of client receivables	Assessment of clients’ credit default risk

Valuation of investments	Financial assets fair value Equity method companies fair value

Amortization and impairment of multi-client surveys	Expected margin rate for each category of surveys Expected useful life of multi-client surveys

Depreciation and amortization of tangible and intangible assets	Assets useful lives

Recoverable value of goodwill and intangible assets	Expected geophysical market trends Discount rate (WACC)

Post-employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate

Provisions for restructuring and onerous contracts	Assessment of future costs related to restructuring plans and onerous contracts

Provisions for risks, claims and litigations	Assessment of risks considering court rulings and attorney’s positions

Revenue recognition	Contract completion rates Assessment of fair value of customer loyalty programs Assessment of fair value of contracts identifiable parts

Development costs	Assessment of future benefits of each project

Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

Operating revenues

Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable.

•	Multi-client surveys

Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).

Pre-commitments — generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that we receive during periods of mobilization as advance billing in the statement of financial position in the line item “Advance billings to customers”.

We recognize pre-commitments as revenue when production has started based on the physical progress of the project, as services are rendered.

After sales — generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and being granted access to the data.

In case after sales agreements contain multiple deliverable elements, the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

After sales volume agreements — we enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated.

•	Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project costs as far as they can reliably be assessed.

The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.

•	Equipment sales

We recognize revenues on equipment sales upon delivery to the customer when risks and rewards are fully transferred. Any advance billings to customers are recorded in current liabilities.

•	Software and hardware sales

We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.

If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a proportional performance basis over the contract period.

•	Other geophysical sales/services

Revenues from our other geophysical sales/services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

•	Customer loyalty programs

We may grant award credits to our main clients. These award credits are contractually based on cumulative services provided during the calendar year and attributable to future services.

These credits are considered as a separate component of the initial sale and measured at their fair value by reference to the contractual rates and the forecasted cumulative revenues for the calendar year. These proceeds are recognized as revenue only when the obligation has been fulfilled.

Multi-client surveys

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our statement of financial position at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment at each statement of financial position date at the relevant level (independent surveys or groups of surveys).

Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on the historical patterns.

We amortize the multi-client surveys over the period during which the data is expected to be marketed using an amortization rate applied to recognized revenues.

Depending on the category of the survey, we generally use amortization rates from 50% to 80 % corresponding to the ratio of total estimated costs over total estimated sales, unless specific indications lead to apply a different rate.

For all categories of surveys, starting from data delivery, a minimum straight-line depreciation scheme is applied over a five-year to seven-year period, if total accumulated depreciation from the applicable amortization rate is below this equivalent minimum level.

Development costs

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”. Expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.

Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.

Capitalized developments costs are amortized over 5 years.

Research and development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

Convertible debt

•	The Company recognizes separately the components of convertible debt as respectively a financial liability and an option to the holder of the instrument to convert it into an equity instrument of the company.

•	The Company first determines the carrying amount of the liability component by measuring the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component.

•	The carrying amount of the equity instrument represented by the option to convert the instrument into ordinary shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. The carrying amount is presented net of associated deferred taxes.

•	The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole.

NOTE 2—ACQUISITIONS AND DIVESTITURES

Agreement Geokinetics

On September 30, 2014 CGG sold its North American land contract assets and activities to Geokinetics against a minority equity stake in this company. Our stake in Geokinetics has been presented as a non-consolidated investment in our balance sheet since that date and is measured at its fair value.

The net impact arising from this transaction in our consolidated statement of operations was not significant for the nine months ended September 30, 2014.

NOTE 3—GOODWILL

Analysis of goodwill is as follows:

Amounts in millions of U.S.$	September 30, 2015	December 31, 2014	December 31, 2013
Balance at beginning of period	2,041.7	2,483.2	2,415.5
Additions	1.9	—	721.6
Impairment	(803.8)	(415.0)	(640.0)
Reclassification to Assets held for sale	—	(13.7)	(13.0)
Change in exchange rates	(8.9)	(12.8)	(0.9)

Balance at end of period	1,230.9	2,041.7	2,483.2

Taking into account the long cyclical trough the seismic market is going through, as evidenced during the summer of 2015, the updated bearish forward view on the price of the barrel of oil and the communications of oil and gas majors, CGG has decided on a drastic reduction of its marine fleet down to 5 vessels and the implementation of new adaptation measures throughout the Group. Going forward, the downsized CGG fleet would be dedicated on average two-thirds to multi-client surveys and only one-third to shoot exclusive surveys. The Multi-client CGU includes the marine costs, industrial capital expenditures and capital employed related to multi-client production.

While we usually perform our impairment tests as of December 31, the closing of our financial year, the changes mentioned above constitute a triggering factor leading us to revise our financial forecasts and reassess the recoverable value of our assets as of September 30, 2015. As of September 30, 2015, we recognized an impairment of goodwill of U.S.$804 million.

We recognized an impairment of U.S.$415 million as of 31 December 2014 and U.S.$640 million as of 31 December 2013 resulting from the annual impairment test, which we booked under the line “Other revenues (expenses) net” in our statement of operations (See “Note 21: Other revenues and expenses” of our annual report on Form 20-F for the year ended December 31, 2014).

Impairment review

Group management undertakes at least an annual impairment test covering goodwill, intangible assets and indefinite lived assets allocated to the cash generating units to consider whether impairment is required.

The recoverable value retained by the Group corresponds to the value in use of the assets, cash generating units or group of cash generating units, defined as the discounted expected cash flows. In certain occasions, the recoverable value retained is the fair value less costs of disposal, defined by reference to an active market.

Following the CGG reorganization in four reportable segments in the third quarter of 2015, the cash generating units have been redefined in a consistent way with the new reportable segments. The marine cash generating unit has been split in three: i/ marine exclusive cash generating unit, ii/ marine multi-client, merged into the multi-client cash generating unit, and iii/ marine non-operated resources cash generating unit. The marine exclusive CGU is reported under the Contractual Data Acquisition segment, the marine multi-client has been merged in multi-client CGU and is reported under GGR segment and the marine non-operated resources CGU is reported under the new Non-Operated Resources segment.

As a consequence, there are now nine cash generating units. A cash generating unit is a homogeneous group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets.

The following table provides the split of the total Group goodwill per segment:

Amounts in millions of U.S.$	September 30, 2015	December 31, 2014	December 31, 2013
Contractual Data Acquisition (1)	—	366	782
Non-Operated Resources	—	—	—
CGU Multi-client	284	447	447
CGUs in Subsurface Imaging and Reservoir	770	455	456
Group of CGUs GGR	—	590	590
GGR	1,054	1,492	1,493
Equipment	177	184	208

Total	1,231	2,042	2,483

(1)	Contractual Data Acquisition goodwill being carried by Marine cash generating units only in 2013 and 2014

The goodwill supported by the group of four CGUs of GGR has been allocated to the CGUs of this group in the third quarter of 2015. The allocation was performed using a relative value approach and was allocated as follows: U.S.$273 to Multi-client CGU and U.S.$317 to the CGUs of Subsurface Imaging and Reservoir.

Since 2013, the remaining goodwill in the Contractual Data Acquisition segment has been located within Marine cash generating unit only. Hence, the key assumptions used to determine the recoverable value and the analysis of sensitivities will be detailed only for the Marine cash generating unit and not for the Contractual Data Acquisition group of cash generating units.

Key assumptions used in the determination of recoverable value

In determining the asset recoverability through value in use, management makes estimates, judgments and assumptions on uncertain matters. For each cash generating unit, the value in use is determined based on economic assumptions and forecasted operating conditions as follows:

•	expected cash flows estimated in the 2016 budget and 2017-2018 outlook as presented to the Audit Committee on November 2, 2015,

•	use of normative cash flows beyond Year 3, the discounted normative cash flows weight more than 80% of the total value in use,

•	long-term growth rate between 2% and 2.5% regarding the activity,

•	discount rates, unchanged compared to 2014, which we consider reflects the respective sector weighted average cost of capital (WACC):

•	10% for the Equipment segment (corresponding to a pre-tax rate of 14.0%);

•	8.5% for the Marine exclusive cash generating unit within the Contractual Data Acquisition segment (corresponding to a pre-tax rate of 10.4%);

•	9.5% for the cash generating units within the GGR segment (corresponding to a pre-tax rate from 12.9% up to 14.2%).

CGG operates in a cyclical market, presently driven down by the drastic drop in oil prices and the significant slowdown of exploration programs, and the low point of the cycle, we are currently in, could last some years. Beyond the sole impact of the change of perimeter and two-third dedication to Multi-client of our marine operated fleet, midterm financial forecasts used notably for normative years have been adjusted to reflect this new market environment.

The Marine cash generating unit is strongly impacted by the deteriorated market conditions, which appear to last far longer than expected before summer 2015. As a consequence of the next phase of our fleet downsizing plan and the difficult market conditions, the impairment test of our Marine cash generating unit as of September 30, 2015 triggered a goodwill impairment for U.S.$365 million. There is no more goodwill located in the marine exclusive CGU (hence no more goodwill in the Contractual Data Acquisition segment) and marine non operated resources CGU (hence no goodwill in the Non-Operated Resources segment).

While the GGR segment remains more resilient than Contractual Data Acquisition in these market conditions, the integration of marine capacity within GGR coupled with the revision of our financial forecasts triggered an impairment of goodwill of U.S.$439 million. Out of these U.S.$439 million, U.S.$436 million are related to Multi-client CGU and are mainly explained by the allocation of U.S.$273 million of the GGR goodwill described above. Post impairment, the capital employed by the Multi-client cash generating unit amounts to U.S.$1,403 million as of September-end including U.S.$284 million of goodwill. Post impairment, the capital employed of the Sub Surface Imaging and Reservoir cash generating units amounts to U.S.$1,180 million as of September-end including U.S.$770 million goodwill.

In 2014, a goodwill impairment of U.S.$415 million was recognized for the Marine cash generating unit. In 2013, a goodwill impairment of U.S.$582 million and of U.S.$58 million was recognized respectively for Marine and Land cash generating units. No impairment loss was recorded for the year ended December 31, 2012.

Sensitivity to changes in assumptions

Changing the assumptions selected by Group management, in particular the discount rate and the normative cash flows (based on EBITDAS) could significantly affect the evaluation of the value in use of our cash generating units and, hence, the Group’s impairment result. The profile of the business cycle could affect, to a lesser extent compared to the two previous assumptions, the evaluation of the value in use of our cash generating units. The cash flow generated during 2017 (chosen as middle of the three years sequence) is an important assumption.

The following changes to the assumptions used in the impairment test lead to the following:

		Excess of the expected future Discounted cash-flows over the carrying value of assets including goodwill	Sensitivity on 2016 cash flows		Sensitivity on normative cash flows		Sensitivity on discount rate (after tax)
Amounts in millions of U.S.$	Goodwill		Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 0.25%	Increase by 0.25%
CGU Multi-client	284	0	(9)	+9	(123)	+123	+56	(52)
CGUs in Subsurface Imaging and Reservoir	770	690	(8)	+8	(161)	+161	+72	(67)
Equipment segment	177	1,129	(7)	+7	(161)	+161	+65	(60)

Total	1,231

NOTE 4—FINANCIAL DEBT

Gross financial debt as of September 30, 2015 was U.S.$2,873.1 million compared to U.S.$2,778.9 million as of December 31, 2014.

Nine months period ended September 30, 2015

Simplified public exchange of convertible bonds

In May 2015, CGG initiated a simplified public exchange offer for its outstanding 11,200,995 bonds convertible into and/or exchangeable for new or existing share of the company (convertible bonds) due 2019, with the intention to issue new convertible bonds due 2020 at a ratio of five 2020 convertible bonds for two 2019 convertible bonds tendered into the offer.

On June 26, 2015, holders exchanged 90.3% of the principal amount of the existing 2019 convertible bonds (or 10,114,014 bonds). In consideration, CGG issued 25,285,035 convertible bonds maturing on January 1, 2020 for a total nominal amount of €325.1 million (or U.S.$363.7 million converted at the historical closing exchange rate of U.S.$1.1189).

The 2020 convertible bonds’ nominal value was set at €12.86 per bond (versus €32.14 for the 2019 convertible bonds). The new bonds bear interest at a rate of 1.75% payable semi-annually in arrears on January 1 and July 1 of each year (versus 1.25% for the 2019 convertible bonds). The bonds entitle the holders to receive new and/or existing CGG shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at our option.

As of June 30, 2015, as a result of this transaction, we derecognized the financial liability and equity components related to the 2019 convertible bonds that were exchanged. We also recognized the 2020 convertible bonds at their fair value amounting to €275.2 million (or U.S.$307.8 million converted at the historical closing exchange rate of U.S.$1.1189). The financial liability component was assessed using a 6.63% interest rate and amounted to €265.4 million (or U.S.$296.9 million). The equity component was €9.7 million (or U.S.$10.9 million).

The outstanding amount of the financial liability that corresponds to the 2019 convertible bonds that were not exchanged amounted to €30.3 million (or U.S.$34 million) in the consolidated statement of financial position as of September 30, 2015.

The impact of the transaction on the net income of the period is not significant. The impact on equity amounts to U.S.$8.6 million, net of taxes.

Credit Facility Amendments

In order to increase our financial flexibility, and following unanimous consent from the 16 different financial institutions involved, in June 2015, we revised certain terms in several of our credit facilities, namely our French revolving credit facility, our US revolving credit facility, our Nordic term loan and revolving credit facilities and our U.S.$45 million term loan facility secured by the Geowave Voyager vessel.

Pursuant to such amendments,

(i)	Looking at the financial covenants:

•	the maximum leverage ratio (defined as total net financial debt to EBITDAS) was increased to a ratio of 4.00x for each rolling 4-quarter period ending on or before June 2016, 3.75x for each such period ending on or before June 2017, 3.50x for each such period ending on or before June 2018, 3.25x for each such period ending on or before June 2019, and 3.00x for each such period thereafter;

•	the minimum interest cover ratio (defined as EBITDAS to total interest costs) was reduced from 4.00:1 to 3.00:1.

(ii)	Looking at the permitted indebtedness under the present credit agreements, the Group has the ability to raise up to U.S.$500m of secured indebtedness ranking pari passu with the existing U.S. and French Revolving Credit Facilities in relation to an extended security package encompassing notably the fleet streamers, the US Multi-Client Library, and the shares of the main Sercel operating entities (Sercel SA and Sercel Inc), and the shares of significant GGR operating entities.

Nine months period ended September 30, 2014

2016 convertible bond

As of September 30, 2014, the entire €360 million principal amount of the 2016 convertible bonds was redeemed.

Redemption premium and transaction costs were allocated to the liability and equity components at the date of the transaction. The net loss relating to the liability component amounting to U.S.$37.6 million was recorded in line item “Other financial income (loss)” of our consolidated statement of operations; and the negative impact on equity amounted to U.S.$16.3 million, net of taxes.

Accelerated amortization of deferred expenditures was recorded for U.S.$2.5 million in the line item “Cost of financial debt net” in our consolidated statement of operations.

High yield bonds, loans and credit facilities

During the nine months ended September 30, 2014, we redeemed in full the U.S.$225 million outstanding principal of our 9 1⁄2 % senior notes due 2016 and U.S.$265 million outstanding principal of our 7 3⁄4% senior notes due 2017.

Related accelerated amortization of deferred expenditures was recorded for U.S.$8.6 million in the line item “Cost of financial debt net” in our consolidated statement of operations. Penalties for early repayment were recorded for U.S.$8.7 million in the line item “Other financial income (loss)” in our consolidated statement of operations.

We also issued senior notes of respectively €400 million (or U.S.$546.3 million, converted at the historical closing exchange rate of U.S.$1.3658) principal amount due 2020, and U.S.$500 million principal amount due 2022.

NOTE 5—ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Taking into account the long cyclical trough of the seismic market, which further worsened during the summer of 2015 in the light of an updated bearish forward view on the price of oil, CGG has decided during the third quarter of 2015 to drastically reduce its marine fleet down to 5 vessels and to implement new adaptation measures throughout the Group. Going forward the downsized CGG fleet would be dedicated on average two-thirds to multi-client surveys and only one-third to shoot exclusive surveys. As a result of the reduction of its fleet, part of the owned assets will not be operated for a certain period of time. The costs of these non-operated resources as well as the costs of the Group Transformation Plan are reported in a new operating and reporting segment. Since September 30 2015, we have organized our activities in four segments for our financial reporting. These segments are:

•	Contractual Data Acquisition, which comprises the following operating segments:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

•	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

•	Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business lines (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities. The GGR segment includes the costs, industrial capital expenditures and capital employed related to the vessels dedicated to the multi-client surveys.

•	Equipment, which comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. We carry out the activity in the Equipment segment through our subsidiary Sercel.

•	Non-Operated Resources, which comprises the costs of the non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provision for onerous contracts). The capital employed of this segment includes the non-operated marine assets and the provisions related to the Group Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure the performance.

As a complement to Operating Income, EBIT may be used by management as a performance indicator because it captures the contribution to our results of the significant businesses that are managed through our joint-ventures. We define EBIT as Operating Income plus our share of income in companies accounted for under the equity method.

Inter-company analytical transactions between segments are made at arm’s length prices. They relate primarily to geophysical equipment sales made by the Equipment segment to the Contractual Data Acquisition and GGR segments (with the reference being the spot market). As GGR includes marine capacity dedicated to multi-client surveys, there are no longer any services rendered by Contractual Data Acquisition to GGR for multi-client surveys. Transactions between subsidiaries of the Group are made at market prices.

These inter-segment revenues and the related earnings are eliminated in consolidation in the tables that follow under the column “Eliminations and other”.

The inter-segment sales and the related earnings recognized by the Equipment segment are eliminated and presented in the tables that follow as follows: (i) Operating Income and EBIT for our Contractual Data Acquisition and GGR segments are presented after elimination of amortization expenses corresponding to capital expenditures between our Equipment segment and Contractual Data Acquisition and GGR segments; and (ii) capital expenditures for our Contractual Data Acquisition and GGR segments are presented after elimination of inter-segment margin.

Operating Income and EBIT may include non-recurring items, which are disclosed in the reportable segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and other” in the tables that follow. The Group does not disclose financial expenses or financial revenues by segment because they are managed at the Group level.

Identifiable assets are those used in the operations of each segment. Unallocated and corporate assets consist of “investments and other financial assets” and “cash and cash equivalents” of our consolidated statement of financial position. Due to the constant changes in work locations, the group does not track its assets based on country of origin or ownership.

Capital employed is defined as “total assets” excluding “cash and cash equivalents” less (i) “current liabilities” excluding “bank overdrafts” and “current portion of financial debt” and (ii) “non-current liabilities” excluding “financial debt”.

The following tables also present operating revenues, Operating Income and EBIT by segment, and operating revenues by geographic area (by location of customers).

Analysis by segment

	Three months ended September 30,
	2015						2014 (restated)
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
Revenues from unaffiliated customers	147.7	—	226.6	95.5	—	469.8	222.3	—	304.7	166.9	—	693.9
Inter-segment revenues	4.5	—	—	7.3	(11.8)	—	12.9	—	—	13.5	(26.4)	—
Operating revenues	152.2	—	226.6	102.8	(11.8)	469.8	235.2	—	304.7	180.4	(26.4)	693.9
Depreciation and amortization (excluding multi-client surveys)	(537.3)	(4.6)	(483.7)	(10.4)	—	(1,036.0)	(90.5)	(3.8)	(50.1)	(11.9)	—	(156.3)
Depreciation and amortization of multi-client surveys	—	—	(51.2)	—	—	(51.2)	—	—	(88.9)	—	—	(88.9)
Operating income	(529.1)	(10.3)	(409.9)	4.9	(18.7)	(963.1)	(70.3)	(8.2)	69.7	29.3	(34.2)	(13.7)
Share of income in companies accounted for under equity method (1)	10.8	—	—	—	—	10.8	(8.7)	—	(1.5)	—	—	(10.2)
Earnings before interest and tax (2)	(518.3)	(10.3)	(409.9)	4.9	(18.7)	(952.3)	(79.0)	(8.2)	68.2	29.3	(34.2)	(23.9)
Capital expenditures (excluding multi-client surveys) (3)	14.5	—	7.5	4.6	3.6	30.2	26.8	—	9.7	9.8	4.5	50.8
Investments in multi-client surveys, net cash	—	—	68.0	—	—	68.0	—	—	151.1	—	—	151.1

(1)	Share of operating results of companies accounted for under equity method were U.S.$11.8 million and U.S.$(5.7) million for the three months ended September 30, 2015 and 2014, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amounted to U.S.$4.3 million and U.S.$15.1 million, respectively, for the three months ended September 30, 2015, compared to U.S.$50.7 million and U.S.$40.5 million, respectively, for the three months ended September 30, 2014.

For the three months ended September 30, 2015, Contractual Data Acquisition EBIT includes:

(i)	U.S.$(365.0) million of marine goodwill depreciation;

(ii)	U.S.$(110.0) million relating to impairment of marine equipment;

(iii)	U.S.$(25.0) million relating to other intangible assets impairment;

For the three months ended September 30, 2014, Contractual Data Acquisition EBIT included U.S.$(55.0) million impairment of our investment in the SBGS JV (Seabed Geosolutions BV) accounted for under equity method;

For the three months ended September 30, 2015, Non-Operated Resources EBIT included U.S.$(5.7) million related to the Marine Transformation Plan. For the three months ended September 30, 2014, Non-Operated Resources EBIT included U.S.$(4.4) million related to the Marine Transformation Plan.

For the three months ended September 30, 2015, GGR EBIT also included

(i)	U.S.$(438.8) related to GGR CGUs goodwill depreciation,

(ii)	U.S.$(11.2) impairment of intangibles assets.

For the three months ended September 30, 2015, “eliminations and other” includes U.S.$(9.4) million of general corporate expenses and U.S.$(9.3) million of intra-group margin. For the three months ended September 30, 2014, “eliminations and other” included U.S.$(12.4) million of general corporate expenses and U.S.$(21.8) million of intra-group margin.

(3)	Capital expenditures include capitalized development costs of U.S.$(7.6) million and U.S.$(12.0) million for the three months ended September 30, 2015 and 2014, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

	Nine months ended September 30,
	2015						2014 (restated)
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
Revenues from unaffiliated customers	483.0	—	723.0	305.9	—	1,511.9	816.2	—	894.4	478.6	—	2,189.2
Inter-segment revenues	18.1	—	—	28.9	(47.0)	—	30.8	—	—	104.4	(135.2)	—
Operating revenues	501.1	—	723.0	334.8	(47.0)	1,511.9	847.0	—	894.4	583.0	(135.2)	2,189.2
Depreciation and amortization (excluding multi-client surveys)	(613.2)	(13.7)	(558.4)	(31.2)	—	(1,216.5)	(243.9)	(12.6)	(156.1)	(55.1)	—	(467.7)
Depreciation and amortization of multi-client surveys	—	—	(177.4)	—	—	(177.4)	—	—	(283.5)	—	—	(283.5)
Operating income	(607.9)	(36.0)	(317.8)	25.8	(56.1)	(992.0)	(164.3)	(99.9)	146.9	87.3	(135.1)	(165.1)
Share of income in companies accounted for under equity method (1)	27.0	—	—	—	—	27.0	(37.0)	—	(2.9)	—	—	(39.9)
Earnings before interest and tax (2)	(580.9)	(36.0)	(317.8)	25.8	(56.1)	(965.0)	(201.3)	(99.9)	144.0	87.3	(135.1)	(205.0)
Capital expenditures (excluding multi-client surveys) (3)	58.2	—	26.3	16.6	11.7	112.8	170.7	—	4.3	47.9	16.3	239.2
Investments in multi-client surveys, net cash	—	—	218.4	—	—	218.4	—	—	482.1	—	—	482.1
Capital employed	0.8	—	2.6	0.7	—	4.1	1.5	(0.1)	3.8	0.8	—	6.0
Total identifiable assets	1.1	0.2	2.9	0.9	—	5.1	1.9	—	4.1	1.0	0.1	7.1

(1)	Share of operating results of companies accounted for under equity method were U.S.$34.1 million and U.S.$(31.9) million for the nine months ended September 30, 2015 and 2014, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amounted to U.S.$(2.0) million and U.S.$25.0 million, respectively, for the nine months ended September 30, 2015, compared to U.S.$131.1 million and U.S.$91.2 million, respectively, for the nine months ended September 30, 2014.

For the nine months ended September 30, 2015, Contractual Data Acquisition EBIT includes:

(i)	U.S.$(365.0) million of marine goodwill depreciation;

(ii)	U.S.$(110.0) million relating to impairment of marine equipment;

(iii)	U.S.$(25.0) million relating to other intangible assets impairment;

For the nine months ended September 30, 2014, Contractual Data Acquisition EBIT included:

(i)	U.S.$(107.0) million impairment of our investment in the SBGS JV accounted for under equity method;

(ii)	U.S.$(26.2) million related to impairment of marine equipment;

(iii)	and a net gain arising from the sale of 2% of Ardiseis FZCO amounting to U.S.$11.1 million.

For the nine months ended September 30, 2015, Non-Operated Resources EBIT included U.S.$(22.3) million related to the Marine Transformation Plan. For the nine months ended September 30, 2014, Non-Operated Resources EBIT included U.S.$(87.3) million related to the Marine Transformation Plan.

For the nine months ended September 30, 2015, GGR EBIT also included:

(i)	U.S.$(438.8) related to GGR CGUs goodwill depreciation,

(ii)	U.S.$(11.2) impairment of intangibles assets.

For the nine months ended September 30, 2014, GGR EBIT included a U.S.$(36.7) million impairment of 2007-2009 Brazilian multi-client surveys.

For the nine months ended September 30, 2014, Equipment EBIT included a U.S.$(21.7) million impairment of intangible assets.

For the nine months ended September 30, 2015, “eliminations and other” includes U.S.$(27.0) million of general corporate expenses and U.S.$(29.1) million of intra-group margin. For the nine months ended September 30, 2014, “eliminations and other” included U.S.$(43.5) million of general corporate expenses and U.S.$(91.6) million of intra-group margin.

(3)	Capital expenditures include capitalized development costs of U.S.$(29.1) million and U.S.$(43.0) million for the nine months ended September 30, 2015 and 2014, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

Analysis by geographic area

The following tables set forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended September 30,
In millions of U.S.$, except percentages	2015		2014
North America	93.4	20%	206.2	30%
Central and South Americas	89.6	19%	67.8	10%
Europe, Africa and Middle East	192.5	41%	301.9	43%
Asia Pacific	94.3	20%	118.0	17%

Total	469.8	100%	693.9	100%

	Nine months ended September 30,
In millions of U.S.$, except percentages	2015		2014
North America	303.9	20%	568.6	26%
Central and South Americas	162.7	11%	262.2	12%
Europe, Africa and Middle East	668.4	44%	930.9	42%
Asia Pacific	376.9	25%	427.5	20%

Total	1,511.9	100%	2,189.2	100%

NOTE 6—OTHER REVENUES AND EXPENSES

	Nine months ended September 30,
In millions of U.S.$	2015	2014
Impairment of goodwill	(803.8)	—
Impairment of assets	(148.9)	(191.8)
Restructuring costs	(71.4)	(34.5)
Change in restructuring reserves	34.1	(69.9)
Other non-recurring revenues (expenses)	8.4	15.0
Other non-recurring revenues (expenses) – net	(981.6)	(281.2)
Exchange gains (losses) on hedging contracts	(2.6)	0.5
Gains (losses) on sales of assets	0.1	4.3

Other revenues (expenses) – net	(984.1)	(276.4)

“Other non-recurring revenues and expenses – net” amounted to U.S.$(981.6) million for the nine months ended September 30, 2015, of which U.S.$(968.8) million were recorded during the third quarter of 2015. For the comparable period 2014, they amounted to U.S.$(281.2) million, of which U.S.$(49.4) million were recorded during the third quarter of 2014.

Nine months period ended September 30, 2015

Impairment of goodwill

During the third quarter of 2015, we recognized a U.S.$365.0 million of Marine goodwill impairment and a U.S.$438.8 million impairment on GGR CGUs (see note 3).

Impairment of assets

This line item includes a U.S.$(110.0) million impairment of vessels and related equipment’s. The net book value of our owned vessels has been aligned on recoverable value assessed as fair value less cost of disposal. It also includes an impairment of intangible assets for U.S.$(36.2) million.

Restructuring costs and change in restructuring reserves

As part of the Group Transformation Plan, we expensed U.S.$71.4 million during the nine months ended September 30, 2015, offset by the use of the corresponding provisions. We also recognized additional provisions mainly relating to redundancy costs.

Gains (losses) on sales of assets

This line item includes sales of equipment and also losses related to marine seismic equipment damaged or scrapped. These costs are fully offset by insurance indemnities included in the line “Other non-recurring revenues (expenses)”.

Nine months period ended September 30, 2014

Impairment of assets

This line item included (i) a U.S.$(26.4) million impairment on marine fixed equipment in relation with our marine transformation plan; (ii) a U.S.$(36.7) million impairment of 2007-2009 Brazilian multi-client surveys; and (iii) a U.S.$(128.7) million impairment related to seabed activities of which U.S.$(107.0) million is impairment of our investment in the SBGS JV accounted for under the equity method and U.S.$(21.7) million is impairment of intangible assets.

Restructuring costs

This line item mainly corresponded to redundancies costs and facilities exit expenses resulting from our marine and land transformation plan.

Change in restructuring reserve

This line item included provisions for onerous contracts, provisions for redundancies costs and facilities exit costs as part of our marine and land transformation plan.

Gains (losses) on sales of assets

This line item included a net gain arising from the sale of Ardiseis FZCO amounting to U.S.$11.1 million; and losses related to marine seismic equipment damaged or scrapped. These costs were fully offset by insurance indemnities included in the line “Other non-recurring revenues (expenses)”.

NOTE 7—RECEIVABLES

In 2014 and 2015, we entered into several factoring agreements with various banks. As of September 30, 2015, we had transferred U.S.$23.7 million of notes receivable compared to U.S.$81.1 million as of December 31, 2014 as part of these agreements. The risks retained by the Group are mainly the risk of payment delay up to 30 days and the risk of commercial litigation. Both have been historically low with the transferred clients.

As a consequence, the Group retained only non-significant amounts to the extent of its continuing involvement. Related costs recorded in Operating Income are not significant.

NOTE 8—SUBSEQUENT EVENTS

On October 31, 2015, CGG sold its Canadian Multi-Client Library and cashed-in the proceeds.

On November 4, 2015, we obtained consent to waive the leverage ratio threshold at year end 2015 under all Credit Facilities which include such financial covenant.

C G G

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Group organization

Taking into account the long cyclical trough of the seismic market, which further worsened during the summer of 2015 in the light of an updated bearish forward view on the price of oil, CGG has decided during the third quarter of 2015 to drastically reduce its marine fleet down to 5vessels and to implement new adaptation measures throughout the Group. Going forward the downsized CGG fleet would be dedicated on average two-thirds to multi-client surveys and only one-third to shoot exclusive surveys. As a result of the reduction of its fleet, part of the owned assets will not be operated for a certain period of time. The costs of these non-operated resources as well as the costs of the Group transformation plan are reported in a new operating and reporting segment. Since September 30 2015, we have organized our activities in four segments for our financial reporting. These segments are:

•	Contractual Data Acquisition, which comprises the following operating segments:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

•	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

•	Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business lines (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities. The GGR segment includes the costs, industrial capital expenditures and capital employed related to the vessels dedicated to the multi-client surveys.

•	Equipment, which comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. We carry out the activity in the Equipment segment through our subsidiary Sercel.

•	Non-Operated Resources, which comprises the costs of the non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provision for onerous contracts). The capital employed of this segment includes the non-operated marine assets and the provisions related to the Group Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

Factors Affecting Results of Operations

Geophysical market environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand.

The geophysical market has historically been extremely cyclical. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. During the last several quarters, exploration and production companies have shown overall low exploration and production spending, breaking from the trends of previous years. After the severe and rapid decline of the oil price in the second half of 2014, and even though we believe the fundamental outlook for a fully integrated geoscience company is positive, we anticipate that the period to come will be difficult for exploration services, with pressure on marine prices and fairly unpredictable volume in the coming months. During summer 2015, the situation of the seismic market further worsened in the light of an updated bearish view-forward on the price of barrel.

(See “Item 4: Information on the Company – Industry Conditions” of our annual report on Form 20-F for the year ended December 31, 2014 for a discussion of developments in the geophysical industry).

Acquisitions and divestitures

Agreement Geokinetics

On September 30, 2014 CGG sold its North American land contract assets and activities to Geokinetics against a minority equity stake in this company. Our stake in Geokinetics has been presented as a non-consolidated investment in our balance sheet since that date and is measured at its fair value.

The net impact arising from this transaction in our consolidated statement of operations was not significant for the nine months ended September 30, 2014.

Backlog

Our backlog as of October 1, 2015 was U.S.$0.8 billion. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Three months ended September 30, 2015 compared to three months ended September 30, 2014

Operating revenues

The following table sets forth our operating revenues by business line for each of the periods stated:

	Three months ended September 30,
In millions of U.S.$	2015	2014 (restated)
Marine Contractual Data acquisition	110	175
Land and Multi-Physics acquisition	42	60
Contractual Data Acquisition Revenues	152	235
Multi-client data	84	133
Subsurface Imaging and Reservoir	143	172
GGR Revenues	227	305
Equipment Production	103	180
Eliminated production and others	(12)	(26)

Total operating revenues	470	694

Our consolidated operating revenues for the three months ended September 30, 2015 decreased 32% to U.S.$470 million from U.S.$694 million for the comparable period of 2014, mainly as a consequence of downsized activities, reduction of perimeter and contraction of activity level in adverse market conditions.

Contractual Data Acquisition

Operating revenues for our Contractual Data Acquisition segment, including intra-group sales, decreased 35% to U.S.$152 million for the three months ended September 30, 2015 from U.S.$235 million for the comparable period of 2014, mainly due to the downsizing of the fleet and the reduction in our Land activity perimeter, and deteriorating market conditions.

Excluding intra-group sales, operating revenues decreased 34% to U.S.$148 million for the three months ended September 30, 2015 from U.S.$222 million for the comparable period of 2014.

Marine Contractual Data Acquisition

Total revenues of our Marine Contractual Data Acquisition business line (including internal sales) for the three months ended September 30, 2015 decreased 37% to U.S.$110 million from U.S.$175 million for the comparable period of 2014, due to the impact of the fleet downsizing and to deteriorating market and pricing conditions. The availability rate decreased to 84% for the three months ended September 30, 2015 compared to 92% for the three months ended September 30, 2014, mainly as a consequence of vessel commercial stand-by and time in shipyard. The production rate reached 92% for the three months ended September 30, 2015 the same as in the comparable period of 2014. 33% of the fleet was dedicated to multi-client programs for the three months ended September 30, 2015 compared to 44% for the three months ended September 30, 2014.

Land and Multi-Physics acquisition

Total revenues of our Land and Multi-Physics Acquisition business lines (including internal sales) decreased 31% to U.S.$42 million for the three months ended September 30, 2015, compared to U.S.$60 million for the three months ended September 30, 2014. The decrease was mainly due to the reduction of our Land operations perimeter pursuant to the change in control of Ardiseis FZCO in June 2014 and the divestment of our North America Land contract business in September 2014 while adverse market conditions hampered our Multi-Physics business line.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the three months ended September 30, 2015 decreased 26% to U.S.$227 million from U.S.$305 million for the comparable period of 2014 as market conditions worsened compared to last year, with some delays in spending from our clients and bidding opportunities slowing down significantly in some markets.

Multi-client data

Multi-client revenues decreased 37% to U.S.$84 million for the three months ended September 30, 2015 from U.S.$133 million for the three months ended September 30, 2014.

Prefunding revenues decreased 46% to U.S.$57 million for the three months ended September 30, 2015 from U.S.$104 million for the three months ended September 30, 2014. The lower prefunding revenues are correlated to the 56% reduction in Multi-client capital expenditures. The prefunding rate was 83% for the three months ended September 30, 2015 compared to 69% for the three months ended September 30, 2014.

Subsurface Imaging & Reservoir

Operating revenues from our other GGR business line decreased 17% to U.S.$143 million for the three months ended September 30, 2015 from U.S.$172 million for the comparable period of 2014.

Overall demand for imaging, reservoir services and software has weakened in line with oil company reductions in exploration spending, but is significantly stronger than the demand for seismic acquisition. Demand for high-end imaging is a bright spot in the market, driving resilient performance from our imaging operation in the United States.

Equipment

Total production of our Equipment segment, including internal and external sales, decreased 43% to U.S.$103 million for the three months ended September 30, 2015 from U.S.$180 million for the comparable period of 2014. Marine equipment sales represented 28% of total revenue.

Internal sales represented 7% of total revenues for the three months ended September 30, 2015 and 2014.

External revenues for our Equipment segment decreased 43% to U.S.$96 million for the three months ended September 30, 2015 from U.S.$167 million for the comparable period of 2014. The weakness of the seismic acquisition market still strongly impacts equipment spending across all the regions.

Operating Expenses

Cost of operations, including depreciation and amortization, decreased 29% to U.S $404 million for the three months ended September 30, 2015 from U.S.$571 million for the comparable period of 2014, mainly due to the downsizing of the fleet, the reduction in perimeter of our Contractual Data Acquisition activities and the reduction in volume in our Equipment segment. The amortization expenses of our seismic library correspond to 61% of the Multi-client data business line revenues for the three months ended September 30, 2015 compared to 66% for the comparable period of 2014. As a percentage of operating revenues, cost of operations increased to 86% for the three months ended September 30, 2015 from 82% for the comparable period of 2014. Gross profit decreased 47% to U.S.$66 million for the three months ended September 30, 2015 from U.S.$124 million for the comparable period of 2014, representing 14% and 18% of operating revenues, respectively.

Research and development expenditures decreased 29% to U.S.$17 million for the three months ended September 30, 2015, from U.S.$24 million for the comparable period of 2014, representing 4% and 3% of operating revenues, respectively.

Marketing and selling expenses decreased 28% to U.S.$19 million for the three months ended September 30, 2015 from U.S.$27 million for the comparable period of 2014.

General and administrative expenses decreased 33% to U.S.$23 million for the three months ended September 30, 2015 from U.S.$35 million for the comparable period of 2014, as a consequence of the progress of our Transformation Plan and favorable foreign exchange environment. As a percentage of operating revenues, general and administrative expenses represented 5% of operating revenues in the three months ended September 30, 2015 and 2014.

Other expenses amounted to U.S.$969 million for the three months ended September 30, 2015, including mainly (i) U.S.$804 million of impairment of goodwill in Marine and GGR as a consequence of the reduction of the fleet and the revision of our financial forecasts (see note 3 to our interim consolidated financial statements for further details on goodwill impairment) (ii) U.S.$146 million of impairment of vessels, equipments and other intangible assets and (iii) restructuring costs related to our Transformation Plan for U.S.$17 million being mainly redundancies and facilities exit costs, net of reversal of provisions.

For the comparable period of 2014, other expenses amounted to U.S.$52 million, including mainly non-recurring expenses for U.S.$55 million as a consequence of the impairment of our investment in the company Seabed Geosolutions BV as further described in note 6 to our unaudited interim consolidated financial statements included herein.

Operating Income

Operating Income amounted to a loss of U.S.$963 million (or an income of U.S.$4 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan) for the three months ended September 30, 2015 as a result of the factors described above. Operating Income was a loss of U.S.$14 million for the three months ended September 30, 2014 (or a profit of U.S.$51 million before restructuring expenses).

Operating Income from our Contractual Data Acquisition segment was a loss of US.$529 million for the three months ended September 30, 2015 compared to a loss of U.S.$70 million for the three months ended September 30, 2014. Before impairment of goodwill and assets and restructuring costs related to our Transformation Plan, Operating Income from our Contractual Data Acquisition segment was a loss of U.S.$24 million for the three months ended September 30, 2015, compared to a loss of U.S.$11 million excluding restructuring expenses for the comparable period in 2014.

Operating Income from our GGR segment was a loss of U.S.$410 million for the three months ended September 30, 2015 compared to an income of U.S.$70 million for the three months ended September 30, 2014. Before impairment of goodwill and assets and restructuring costs related to our Transformation Plan, Operating Income from our GGR segment was U.S.$47 million for the three months ended September 30, 2015, compared to U.S.$71 million for the three months ended September 30, 2014.

Operating Income from our Equipment segment decreased to U.S.$5 million for three months ended September 30, 2015 from U.S.$29 million for the comparable period of 2014.

Operating Income from our Non-Operated Resources segment was a loss of U.S.$10 million for three months ended September 30, 2015 (or a loss of U.S.$5 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan) compared to a loss of U.S.$8 million for the comparable period of 2014 (or a loss of U.S.$4 million before restructuring costs relating to our Transformation Plan and impairment).

Equity in Income of Affiliates

Income from investments accounted for under the equity method amounted to U.S.$11 million for the three months ended September 30, 2015 compared to a loss of U.S.$10 million for the three months ended September 30, 2014, mainly as a result of improved operational performance and restructuring measures carried out at SBGS JV level.

Earnings Before Interest and Tax (“EBIT”)

EBIT, as disclosed in note 5 to our interim consolidated financial statements, amounted to a loss of U.S.$952 million (or an income of U.S.$15 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan) for the three months ended September 30, 2015 as a result of the factors described above, compared to a loss of U.S.$24 million (or an income of U.S.$40 million before restructuring expenses) for the three months ended September 30, 2014.

EBIT from our Contractual Data Acquisition segment was a loss of U.S.$518 million for the three months ended September 30, 2015 (or a loss of U.S.$13 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan) compared to a loss of U.S.$79 million for the three months ended September 30, 2014 (or a loss of U.S.$20 million before restructuring expenses).

EBIT from our GGR segment was a loss of U.S.$410 million for the three months ended September 30, 2015 (or an income of U.S.$47 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan) compared to an income U.S.$68 million for the three months ended September 30, 2014 (or an income of U.S.$69 million before restructuring expenses).

EBIT from our Equipment segment decreased to U.S.$5 million for three months ended September 30, 2015 from U.S.$29 million for the comparable period of 2014.

EBIT from our Non-Operated Resources segment was a loss of U.S.$10 million for three months ended September 30, 2015 (or a loss of U.S.$5 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan) compared to a loss of U.S.$8 million for the comparable period of 2014 (or a loss of U.S.$4 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan).

(See note 6 to our interim consolidated financial statements for further details on restructuring expenses related to our Transformation Plan).

Financial Income and Expenses

Net cost of financial debt decreased 2% to U.S.$44 million for the three months ended September 30, 2015 from U.S.$45 million for the comparable period of 2014.

Other financial expenses amounted to U.S.$6 million for the three months ended September 30, 2015 compared to an expense of U.S.$5 million for the comparable period of 2014.

Income Taxes

Income taxes amounted to U.S.$72 million for the three months ended September 30, 2015 compared to U.S.$43 million for the comparable period of 2014. As the revision of our financial forecasts led us to delay by several years the turnaround of the French Tax Group, we fully depreciated our corresponding booked deferred tax assets on past losses, which amounted to U.S.$48 million.

Net Income

Net income was a loss of U.S.$1,074 million for the three months ended September 30, 2015, including impairment of goodwill and assets and restructuring costs of U.S.$1,015 million, compared to a loss of U.S.$116 million for the comparable period of 2014 as a result of the factors discussed above.

Nine months ended September 30, 2015 compared to nine months ended September 30, 2014

Operating revenues

The following table sets forth our operating revenues by business line for each of the periods stated:

	Nine months ended September 30,
In millions of U.S.$	2015	2014 (restated)
Marine Contractual Data acquisition	368	607
Land and Multi-Physics acquisition	133	240
Contractual Data Acquisition Revenues	501	847
Multi-client data	303	388
Subsurface Imaging and Reservoir	420	506
GGR Revenues	723	894
Equipment Production	335	583
Eliminated production and others	(47)	(135)

Total operating revenues	1,512	2,189

Our consolidated operating revenues for the nine months ended September 30, 2015 decreased 31% to U.S.$1,512 million from U.S.$2,189 million for the comparable period of 2014, mainly as a consequence of downsized activities, reduction of perimeter and adverse market conditions.

Contractual Data Acquisition

Operating revenues for our Contractual Data Acquisition segment, including intra-group sales, decreased 41% to U.S.$501 million for the nine months ended September 30, 2015 from U.S.$847 million for the comparable period of 2014, due to the downsizing of the fleet, the reduction in our Land activity perimeter, and deteriorating market conditions.

Excluding intra-group sales, operating revenues decreased 41% to U.S.$483 million for the nine months ended September 30, 2015 from U.S.$816 million for the comparable period of 2014.

Marine Contractual Data Acquisition

Total revenues from our Marine Contractual Data Acquisition business line (including internal sales) for the nine months ended September 30, 2015 decreased 39% to U.S.$368 million from U.S.$607 million for the comparable period of 2014, mainly due to the fleet downsizing and to further deteriorating market and pricing conditions.

Land and Multi-Physics acquisition

Total revenues of our Land and Multi-Physics Acquisition business lines (including internal sales) decreased 45% to U.S.$133 million for the nine months ended September 30, 2015, compared to U.S.$240 million for the nine months ended September 30, 2014.

The decrease in revenues was mainly due to the reduction of our Land operations perimeter pursuant to the change in control of Ardiseis FZCO and the divestment of our North America Land contract business while our Multi-Physics business line was hampered by adverse market conditions.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the nine months ended September 30, 2015 decreased 19% to U.S.$723 million from U.S.$894 million for the comparable period of 2014 as a result of the overall market decline.

Multi-client data

Multi-client revenues decreased 22% to U.S.$303 million for the nine months ended September 30, 2015 from U.S.$388 million for the nine months ended September 30, 2014 in a context of overall lower exploration spending.

Prefunding revenues decreased 34% to U.S.$182 million for the nine months ended September 30, 2015 from U.S.$277 million for the nine months ended September 30, 2014. The lower prefunding revenue is correlated to the 55% reduction in Multi-client capital expenditures. The prefunding rate was 83% for the nine months ended September 30, 2015 compared to 57% for the nine months ended September 30, 2014.

Subsurface Imaging & Reservoir

Operating revenues from our other GGR business line decreased 17% to U.S.$420 million for the nine months ended September 30, 2015 from U.S.$506 million for the comparable period of 2014 due to the overall market decline, translating into delays in capex spending from our clients.

Equipment

Total production of our Equipment segment, including internal and external sales, decreased 43% to U.S.$335 million for the nine months ended September 30, 2015 from U.S.$583 million for the comparable period of 2014. Marine equipment sales represented 33% of total revenues.

Internal sales represented 9% of total revenues for the nine months ended September 30, 2015 compared to 18% for the nine months ended September 30, 2014.

External revenues for our Equipment segment decreased 36% to U.S.$306 million for the nine months ended September 30, 2015 from U.S.$479 million for the comparable period of 2014.

The weakness of the seismic acquisition market translated into lower seismic equipment spending across all the regions.

Operating Expenses

Cost of operations, including depreciation and amortization, decreased 27% to U.S.$1,318 million for the nine months ended September 30, 2015 from U.S.$1,801 million for the comparable period of 2014, as a result of the downsizing of the fleet, the reduction in perimeter of our Contractual Data Acquisition activities and the reduction in volume in our Equipment segment. The amortization expenses of our seismic library corresponded to 58% of the Multi-client data business line revenues for the nine months ended September 30, 2015 compared to 64% for the comparable period of 2014. As a percentage of operating revenues, cost of operations increased to 87% for the nine months ended September 30, 2015 from 82% for the comparable period of 2014. Gross profit decreased 50% to U.S.$195 million for the nine months ended September 30, 2015 from U.S.$390 million for the comparable period of 2014, representing 13% and 18% of operating revenues, respectively.

Research and development expenditures decreased 17% to U.S.$64 million for the nine months ended September 30, 2015, from U.S.$78 million for the comparable period of 2014, representing 4% of operating revenues for both periods.

Marketing and selling expenses decreased 25% to U.S.$65 million for the nine months ended September 30, 2015 from U.S.$86 million for the comparable period of 2014.

General and administrative expenses decreased 36% to U.S.$73 million for the nine months ended September 30, 2015 from U.S.$114 million for the comparable period of 2014, as a consequence of the progress of the Transformation Plan and favorable foreign exchange environment. As a percentage of operating revenues, general and administrative expenses represented 5% of operating revenues for both periods.

Other expenses amounted to U.S.$984 million for the nine months ended September 30, 2015, including mainly (i) U.S.$804 million of impairment of goodwill in Marine and GGR as a consequence of the reduction of the fleet and the revision of our financial forecasts (see note 3 to our interim consolidated financial statements for further details on goodwill impairment) (ii) U.S.$146 million of impairment of vessels, equipments and other intangible assets and (iii) restructuring costs related to our Transformation Plan for U.S.$40 million being mainly redundancies and facilities exit costs, net of reversal of provisions.

For the nine months ended September 30, 2014, other expenses amounted to U.S.$276 million including mainly non-recurring expenses for U.S.$296 million as a consequence of restructuring costs related to our marine and land transformation plan, and the impairment of Multi-client and Seabed assets, as further described in note 6 to our unaudited interim consolidated financial statements included herein.

Operating Income

Operating Income amounted to a loss of U.S.$992 million for the nine months ended September 30, 2015 (or a loss of U.S.$2 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan) as a result of the factors described above, compared to a loss of U.S.$165 million for the nine months ended September 30, 2014 (or an income of U.S.$131 million before restructuring expenses).

Operating Income from our Contractual Data Acquisition segment was a loss of U.S.$608 million for the nine months ended September 30, 2015 compared to a loss of U.S.$164 million for the nine months ended September 30, 2014. Before impairment of goodwill and assets and restructuring costs related to our Transformation Plan, Operating Income from our Contractual Data Acquisition segment was a loss of U.S.$103 million for the nine months ended September 30, 2015, compared to a loss of U.S.$19 million excluding restructuring expenses for comparable period in 2014.

Operating Income from our GGR segment was a loss of U.S.$318 million for the nine months ended September 30, 2015 compared to an income of U.S.$147 million for the nine months ended September 30, 2014. Before impairment of goodwill and assets and restructuring costs related to our Transformation Plan, Operating Income from our GGR segment was U.S.$145 million for the nine months ended September 30, 2015, compared to U.S.$189 million excluding restructuring expenses for the nine months ended September 30, 2014.

Operating Income from our Equipment segment decreased to U.S.$26 million for the nine months ended September 30, 2015 from U.S.$ 87 million for the comparable period of 2014 (or an income of U.S.$109 million before restructuring expenses).

Operating Income from our Non-Operated Resources segment was a loss of U.S.$36 million for nine months ended September 30, 2015 (or a loss of U.S.$14 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan) compared to a loss of U.S.$100 million for the comparable period of 2014 (or a loss of U.S.$13 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan).

Equity in Income of Affiliates

Net income from investments accounted for under the equity method was an income of U.S.$27 million for the nine months ended September 30, 2015 compared to a loss of U.S.$40 million for the comparable period of 2014, mainly as a result of improved operational performance and restructuring measures carried out at SBGS JV level.

Earnings Before Interest and Tax (“EBIT”)

EBIT, as disclosed in note 5 to our interim consolidated financial statements, amounted to a loss of U.S.$965 million for the nine months ended September 30, 2015 (or an income of U.S.$25 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan) as a result of the factors described above, compared to a loss of U.S.$205 million for the nine months ended September 30, 2014 (or an income of U.S.$91 million before restructuring costs).

EBIT from our Contractual Data Acquisition segment was a loss of U.S.$581 million for the nine months ended September 30, 2015 (or a loss of U.S.$76 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan) compared to a loss of U.S.$201 million for the nine months ended September 30, 2014 (or a loss of U.S.$56 million before restructuring expenses). The first nine months of 2015 includes a U.S.$27 million positive contribution from investments accounted for under the equity method, being mainly SBGS JV.

EBIT from our GGR segment was a loss of U.S.$318 million for the nine months ended September 30, 2015 (or an income of U.S.$145 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan) compared to U.S.$144 million for the nine months ended September 30, 2014 (or U.S.$186 million before restructuring expenses).

EBIT from our Equipment segment decreased to U.S.$26 million for the nine months ended September 30, 2015 from U.S.$87 million for the comparable period of 2014 (or U.S.$109 million before restructuring expenses).

EBIT from our Non-Operated Resources segment was a loss of U.S.$36 million for the nine months ended September 30, 2015 (or a loss of U.S.$14 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan) compared to a loss of U.S.$100 million for the comparable period of 2014 (or a loss of U.S.$13 million before restructuring costs relating to our Transformation Plan and impairment).

(See note 6 to our interim consolidated financial statements for further details on restructuring expenses related to our Transformation Plan).

Financial Income and Expenses

Cost of net financial debt decreased 14% to U.S.$133 million for the nine months ended September 30, 2015 from U.S.$155 million for the comparable period of 2014. This decrease is mainly due to accelerated amortization of deferred expenditures following early repayment of our U.S.$350 million 9 1⁄2% senior notes due 2016, our U.S.$400 million 7 3⁄4% senior notes due 2017 and our €360 million convertible bonds due 2016 for an aggregate amount of U.S.$11 million recorded in the nine months ended September 30, 2014.

Other financial expenses amounted to U.S.$10 million for the nine months ended September 30, 2015 compared to U.S.$49 million for the comparable period of 2014. This decrease is mainly due to U.S.$46 million non-recurring expenses related to early repayments recorded in the nine months ended September 30, 2014.

Income Taxes

Income taxes increased to U.S.$82 million for the nine months ended September 30, 2015 compared to U.S.$71 million for the comparable period of 2014. As the revision of our financial forecasts led us to delay by several years the turnaround of the French Tax Group, we fully depreciated our corresponding booked deferred tax assets on past losses, which amounted to U.S.$48 million.

Net Income

Net income was a loss of U.S.$1,190 million for the nine months ended September 30, 2015 compared to a loss of U.S.$480 million for the comparable period of 2014 as a result of the factors discussed above.

Liquidity and Capital Resources

Our principal financing needs are for the funding of ongoing operations, capital expenditures, and investments in our multi-client data library on the one hand, and for the funding of our further step of transformation on the other hand.

We intend to fund ongoing operations and debt service requirements through cash generated by operations. Our ability to make scheduled payments of principal, or to pay the interest or additional amounts, if any, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations, our planned capital expenditures and our near-to mid-term debt repayment schedule, we believe that cash flow from operations, available cash and cash equivalents, together with liquidity available under our revolving credit facilities (U.S.$105 million available as of September 30, 2015) will be adequate to fund our operated businesses for the next twelve months. Moreover, we intend to fund the financing needs related to the Group transformation through the disposal of non-core assets and either through equity offering or through the sale of minority interests in some of our core assets.

In May 2015, we carried out a simplified public exchange offer in which we issued new convertible bonds due 2020 in exchange for convertible bonds due 2019, as described in note 4 to our interim consolidated financial statements.

In order to increase our financial flexibility, and following unanimous consent from the 16 different financial institutions involved, we have revised certain terms in several of our credit facilities, namely our French revolving credit facility, our US revolving credit facility, our Nordic term loan and revolving credit facilities and our U.S.$45 million term loan facility secured by the Geowave Voyager vessel. Pursuant to such amendments,

(i)	Looking at the financial covenants:

•	the maximum leverage ratio (defined as total net financial debt to EBITDAS) was increased to a ratio of 4.00x for each rolling 4-quarter period ending on or before June 2016, 3.75x for each such period ending on or before June 2017, 3.50x for each such period ending on or before June 2018, 3.25x for each such period ending on or before June 2019, 3.00x for each such period ending on maturity dates thereafter;

•	the minimum interest cover ratio (defined as EBITDAS to total interest costs) was reduced from 4.00:1 to 3.00:1.

(ii)	Looking at the permitted indebtedness under the present credit agreements, the Group has the ability to raise up to U.S.$500m of secured indebtedness ranking pari passu with the existing U.S. and French Revolving Credit Facilities in relation to an extended security package encompassing notably the fleet streamers, the US Multi-Client Library, the shares of the main Sercel operating entities (Sercel SA and Sercel Inc), and the shares of significant GGR operating entities.

Cash Flows

Operating activities

Net cash provided by operating activities was U.S.$290 million for the nine months ended September 30, 2015 (or U.S.$362 million before restructuring costs related to the Transformation Plan) compared to U.S.$517 million (or U.S.$543 million before restructuring expenses) for the comparable period of 2014. Before changes in working capital, net cash provided by operating activities for the nine months ended September 30, 2015 was U.S.$256 million compared to U.S.$533 million for the comparable period for 2014.

Changes in working capital had a positive impact on cash from operating activities of U.S.$34 million in the nine months ended September 30, 2015 compared to a negative impact of U.S.$17 million for the comparable period for 2014, mainly due to a favorable variation of trade accounts receivables.

Investing activities

Net cash used in investing activities was U.S.$356 million in the nine months ended September 30, 2015 compared to U.S.$730 million for the nine months ended September 30, 2014.

During the nine months ended September 30, 2015, our industrial capital expenditures (including asset suppliers variance) amounted to U.S.$113 million, down 53% compared to same period last year. During the nine months ended September 30, 2014, our capital expenditures (including asset suppliers variance) were U.S.$239 million, mainly related to our Contractual Data Acquisition segment.

During the nine months ended September 30, 2015, we invested U.S.$218 million in Multi-client data, primarily in Western Africa, in Scandinavia and Asia Pacific, compared to U.S.$482 million for the nine months ended September 30, 2014. As of September 30, 2015, the net book value of our Multi-client data library was U.S.$1,042 million compared to U.S.$947 million as of December 31, 2014.

Financing activities

Net cash provided by financing activities during the nine months ended September 30, 2015 was U.S.$57 million compared to net cash used of U.S.$30 million for the nine months ended September 30, 2014.

During the nine months ended September 30, 2015, we drew U.S.$401 million and repaid U.S.$189 million from our revolving facilities.

During the nine months ended September 30, 2014, we issued €400 million (or U.S.$549 million converted at the historical average exchange rate of U.S.$1.3726) principal amount of 5.875% senior notes due 2020 and U.S.$500 million principal amount of 6.875% senior notes due 2022.

We used the net proceeds to repurchase €360 million principal amount of our 1 3⁄4% convertible bonds due 2016, to redeem the entire U.S.$225 million outstanding principal amount of our 9 1⁄2% senior notes due 2016 and U.S.$265 million of the U.S.$400 million outstanding principal amount of the 7 3⁄4% senior notes due 2017. We also used the net proceeds to pay the 2015 installment of the vendor loan granted by Fugro amounting to €28.1 million (or U.S.$39 million converted at the historical average exchange rate of U.S.$1.3726).

During the nine months ended September 30, 2014, we also drew U.S.$213 million and repaid U.S.$71 million from our revolving credit facilities.

In the nine months ended September 30, 2014, dividends paid and share capital reimbursements to non-controlling interests of integrated companies included the payment of the purchase option on the Geomar shares to Louis Dreyfus Armateurs Group..

(See note 4 to the interim consolidated financial statements for further details on our financial debt).

Net Financial debt

Net financial debt as of September 30, 2015 was U.S.$2,538 million compared to U.S.$2,420 million as of December 31, 2014. The ratio of net financial debt to equity was 164% as of September 30, 2015 compared to 90% as of December 31, 2014.

“Gross financial debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, and “net financial debt” is gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of our financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of net financial debt to financing items of the balance sheet at September 30, 2015 and December 31, 2014:

In millions of U.S.$	September 30, 2015 (unaudited)	December 31, 2014
Bank overdrafts	0.9	2.9
Current portion of long-term debt	84.6	75.7
Financial debt	2,787.6	2,700.3
Gross financial debt	2,873.1	2,778.9
Less : cash and cash equivalents	(335.4)	(359.1)

Net financial debt	2,537.7	2,419.8

As of September 30, 2015, CGG had U.S.$105 million available (undrawn) under its revolving credit facilities.

(For a more detailed description of our financial activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2014).

EBIT and EBITDAS (unaudited)

EBIT is defined as Operating Income plus our share of income in companies accounted for under the equity method. EBIT is used by management as a performance indicator because it captures the contribution to our results of the significant businesses that we manage through our joint ventures.

EBITDAS is defined as earnings before interest, tax, depreciation, amortization net of amortization expense capitalized to Multi-client, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements.

However, other companies may present EBIT and EBITDAS differently than we do. EBIT and EBITDAS are not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

EBIT for the nine months ended September 30, 2015 was a loss of U.S.$965 million corresponding to an income of U.S.$25 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan, compared to a loss of U.S.$205 million (or an income of U.S.$91 million before restructuring costs) for the comparable period of 2014.

The following table presents a reconciliation of EBIT to Operating Income for the periods indicated:

	Nine months ended September 30,
In millions of U.S.$	2015	2014
EBIT	(965.0)	(205.0)
Less share of (income) loss in companies accounted for under equity method	(27.0)	39.9

Operating income	(992.0)	(165.1)

EBITDAS for the nine months ended September 30, 2015 was U.S.$342 million representing 23% of operating revenues (or U.S.$379 million before restructuring expenses relating to the Transformation Plan representing 25% of operating revenues), compared to U.S.$487 million (or U.S.$591 million before restructuring costs, representing 26% of operating revenues), for the comparable period of 2014.

The following table presents a reconciliation of EBITDAS to “net cash provided by operating activities”, from our cash-flow statement, for the periods indicated:

	Nine months ended September 30,
In millions of U.S.$	2015	2014
EBITDAS	341.7	486.5
Other financial income (loss)	(9.5)	(49.2)
Variance on provisions	(55.5)	56.8
Net gain on disposal of fixed assets	(0.8)	(5.2)
Dividends received from affiliates	5.1	30.7
Other non-cash items	(7.3)	46.7
Income taxes paid	(17.7)	(32.9)
Change in trade accounts receivables	171.0	105.7
Change in inventories	27.8	39.6
Change in other current assets	47.0	(3.8)
Change in trade accounts payables	(137.3)	(86.0)
Change in other current liabilities	(86.5)	(84.2)
Impact of changes in exchange rate	12.0	12.1

Net cash provided by operating activities	290.0	516.8

Contractual obligations (unaudited)

The following table sets forth our future cash obligations as of September 30, 2015:

	Payments Due by Period
In millions of U.S.$	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Financial debt	42.7	677.4	989.0	1,150.0	2,859.1
Finance lease obligations (not discounted)	13.3	26.4	22.2	20.2	82.1
Operating leases	215.1	321.5	187.7	161.9	886.2
- Bareboat agreements (a)	136.5	219.9	129.3	73.0	558.7
- Other operating lease agreement	78.6	101.6	58.4	88.9	327.5
Other long-term obligations (interests)	147.4	264.8	222.3	93.8	728.3

Total contractual cash obligations (b)	418.5	1,290.1	1,421.2	1,425.9	4,555.7

(a)	Of which U.S.$152.6 million for vessels included in the fleet downsizing plan.
(b)	Payments in foreign currencies are converted into U.S. dollars at September 30, 2015 exchange rates.

Reconciliation of EBITDAS to U.S. GAAP (unaudited)

Summary of differences between IFRS and u.s. gaap with respect to EBITDAS

The principal differences between IFRS and U.S. GAAP as they relate to our EBITDAS relate to the treatment of pension plans and development costs.

Pension plan

Under IFRS, in accordance with IAS 19 – Revised, actuarial gains or losses are recognized in the statement of recognized income and expense (SORIE) attributable to shareholders.

Under U.S. GAAP, we apply Statement 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective for fiscal years ending after December 15, 2006.

Gains or losses are amortized over the remaining service period of employees expected to receive benefits under the plan, and therefore recognized in the income statement.

Development costs

Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits.

Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.

	Nine months ended September 30,
In millions of U.S.$	2015	2014
EBITDAS as reported	341.7	486.5
Actuarial gains (losses) on pension plan	—	—
Cancellation of IFRS capitalization of development costs	(13.8)	(41.2)

EBITDAS according to U.S. GAAP	327.9	445.3

Item 3:	CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO.333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

C G G

(Registrant)

By:	/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman
Chief Financial Officer

Date: November 5, 2015